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                    August 29, 2023

       Charles Lee
       Chief Executive Officer
       Natixis Commercial Mortgage Securities LLC
       1251 Avenue of the Americas
       New York, NY 10020

                                                        Re: Natixis Commercial
Mortgage Securities LLC
                                                            Registration
Statement on Form SF-3
                                                            Filed August 22,
2023
                                                            File No. 333-274151

       Dear Charles Lee:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Jason Weidberg at 202-551-6892 or Arthur Sandel at 202-551-3262 with any questions.




                    Sincerely,


                    Division of Corporation Finance

                    Office of Structured Finance